UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 25, 2015 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) held a conference call today to outline some of the events that have recently taken place concerning the Company, and the process that the Company has undertaken to address these events. The following items were discussed by executive management as part of the conference call:

The Company has been responding to a number of inquiries from Chilean authorities including the Public Prosecutor and the Chilean Internal Revenue Service (known as the Servicio de Impuestos Internos or the “SII”). The SII has been conducting certain tax investigations related to a number of companies, including SQM.

The Company is being proactive in its efforts to understand and properly address the allegations that have been reported. On February 26, 2015, SQM’s board of directors resolved to establish an ad-hoc committee composed of three board members (the “Committee”). The board of directors authorized the Committee to conduct an internal investigation relating to these issues and to retain such independent external advice as it deems appropriate. On March 12, one of the members of the Committee resigned and was subsequently replaced, on March 19, by another board member. The members of the ad hoc committee are Hernan Buchi B., Juan Antonio Guzman M., and Wolf von Appen.

The ad-hoc committee has engaged its own lawyers from Chile and the United States to assist it as it proceeds with its internal review. The board is of course eager to receive the results of this inquiry, but at the present time cannot predict with precision when the committee’s work will be complete. We are hopeful that the board will receive a preliminary progress report before the shareholder meeting in April 2015.

With regard to the investigations, SQM has been cooperating with the SII, and has been providing information for the years 2009-2014 related to its tax investigation. On March 9th, the Public Prosecutor asked SQM to voluntarily provide its accounting records for this same period. SQM previously provided information to the Public Prosecutor in connection with an earlier SII claim, but has not provided the information subsequently requested for which there is no claim. This is a legal matter relating to the authority of the Public Prosecutor that our lawyers are addressing.

On March 20, 2015, we identified to the SII approximately US$11 million in payments that originated from the office of our former CEO during the six year period from 2009-2014 that may not meet the requirements to be qualified as tax expenses under the Chilean tax code because of insufficient supporting documentation. We have been providing the invoices relating to these payments to the SII, and have submitted draft amendments to our tax returns. As far as this procedure is concerned, going forward we could be subject to 35% taxes on payments that did not qualify as tax expenses, as well as interest and penalties from the SII.

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There have been some changes within the Company as well over the past month. As you know, on March 16th, the board of directors decided to terminate the employment contract of our former CEO, Patricio Contesse. This followed Mr. Contesse’s failure to cooperate with our committee’s investigation. On March 17, 2015, three members of the board of directors resigned, all of whom had been nominated by Potash Corp., one of SQM’s two principal shareholder groups. Potash Corp. has issued a press release stating that the directors resigned out of concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor. As discussed, however, the Company has created a board committee with its own independent advisors to conduct an appropriate investigation. As I also mentioned, the Company has provided information to the SII, but has not provided the information recently requested by the Public Prosecutor pending the resolution of legal issues. We further believe that the SII has turned over our information to the Public Prosecutor. Last night, we announced that the shareholder meeting will be held on April 24, 2015. At that meeting, an election for the entire board will take place. In the meantime, the board will continue to function with its five members, which does form a quorum.

Relating to these matters in Chile, we are facing a claim filed by the SII. In the United States, we are aware of civil lawsuits by shareholders seeking to establish a class action for unspecified damages based on the allegation that the company failed to make certain disclosures about these issues, but we have not yet been served.

We are taking all these issues seriously, and are working diligently with our tax and legal advisors, and collaborating with the competent authorities, in order to resolve the issues that I have mentioned in a timely manner. We will not lose sight of our core business, however. We are the world’s largest producer of iodine, potassium nitrate, lithium hydroxide and industrial sodium nitrate; we are also a major producer of lithium carbonate. The fundamentals of each of our business lines are strong, and demand is growing, and although we have faced lower pricing in some of our business lines, we are the lowest cost producer in most of the major products that we sell. In fact in 2014, we reduced our costs even further, improving our EBITDA margins. SQM has great assets and a proven track record of growth; we also have a great team in place that is dedicated to the Company and is focused on maximizing value. As I look toward my future as CEO of this company, my team and I will work tirelessly to overcome the challenges of today and embrace the opportunities of tomorrow.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 25, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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